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                             June 9, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 24, 2022
                                                            File No. 333-265178

       Dear Mr. Shetzer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 24, 2022

       Capitalization, page 42

   1. Please revise your disclosures to explain how your adjustments relating to pro forma and pro forma adjusted
capitalization are impacting total debt and lease liabilities.
       Dilution, page 44

   2.                                                   Your disclosure
indicates that historical net tangible book value per share was ($1.19) at
                                                        December 31, 2021.
Please tell us and disclose the number of shares you used in this calculation.
Additionally, please quantify the number of shares impacting each adjustment in pro forma
net tangible book value. In this regard, we note in adjustment (ii)
                                                        the automatic
conversion of all outstanding shares under the SAFEs into Ordinary Shares the number of shares
impacting the dilution calculation has not been quantified.
 Boaz Shetzer
ParaZero Technologies Ltd.
June 9, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameBoaz Shetzer
                                                           Division of
Corporation Finance
Comapany NameParaZero Technologies Ltd.
                                                           Office of
Manufacturing
June 9, 2022 Page 2
cc:       David Huberman
FirstName LastName